legal & compliance, llc

laura aNTHONy, esquire LAZARUS ROTHSTEIN, ESQUIRE	www.legalandcompliance.com WWW.SECURITIES-LAW-BLOG.COM
CHAD FRIEND, ESQUIRE
MICHAEL RASMUSSEN, ESQUIRE

OF COUNSEL:
PETER P. LINDLEY, JD, CPA, MBA
STUART REED, ESQUIRE
MARC S. WOOLF, ESQUIRE
E-MAIL:LANTHONY@LEGALANDCOMPLIANCE.COM

February 13, 2015

VIA ELECTRONIC EDGAR FILING

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	IEG Holdings Corporation
Registration Statement on Form S-1
Filed December 12, 2014
File No. 333-200918

Dear Ms. McHale:

We have electronically filed herewith on behalf of IEG Holdings Corporation (the “Company”) Amendment No. 1 to the above-referenced registration statement on Form S-1 (“Amendment No. 1”). Amendment No. 1 is marked with  tags to show changes made from the previous filing. In addition, we have included a narrative response herein keyed to the comments of the staff of the Division of Corporation Finance (the “Staff”) set forth in the Staff’s comment letter to Paul Mathieson dated January 8, 2015. We trust you shall deem Amendment No. 1 and the contents of this transmittal letter responsive to your comment letter.

General

Comment 1: We note that your CEO, Mr. Mathieson, has participated in interviews during the quiet period of your IPO registration. Please provide your analysis as to how this complies with Section 5 of the Securities Act.

Response: Rule 169 promulgated under the Securities Act of 1933, as amended (the “Securities Act”) exempts from the definition of “prospectus” and “offer” under Sections 2(a)(10) and 5(c) of the Securities Act certain factual business information (as defined in Rule 169) regularly released or disseminated by or on behalf of the Company, provided the conditions under Rule 169 are satisfied. Specifically, Rule 169(a) provides that “[f]or purposes of sections 2(a)(10) and 5(c) of the Act, the regular release or dissemination by or on behalf of an issuer of communications containing factual business information shall be deemed not to constitute an offer to sell or offer for sale of a security by an issuer which is the subject of an offering pursuant to a registration statement that the issuer proposes to file, or has filed, or that is effective, if the conditions of this section are satisfied.” One article concerning the Company was released during the quiet period by a third party on December 11, 2014 and posted to the Company’s website on the same date (the “Article”). A copy of the Article is attached hereto as Appendix A. Despite the appearance in the Article, Mr. Mathieson did not participate in an interview with the author of the Article. Rather, the author included certain quotations from Mr. Mathieson that were contained in prior press releases of the Company (see Appendix B hereto) and summarized statements previously made by Mr. Mathieson that were contained in a prior article published in Opportunist Magazine (see Appendix B hereto). Prior to its publication, the author of the Article provided Mr. Mathieson a copy of the Article.

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

February 13, 2015

The facts relating to the Article satisfy all of the conditions of Rule 169. An analysis of such facts and Rule 169 is set forth below.

1.	The communication must be a regular release or dissemination by or on behalf of an issuer. Even if the Article is deemed to have been released or disseminated by or on behalf of the Company, the Company regularly releases factual business information such as that included in the Article, and historically, has participated in interviews concerning such factual business information. For example, since April 2014, the Company has issued a monthly press release containing more detailed information regarding loan volumes and other factual business information than what is contained in the Article. In addition, Mr. Mathieson participated in an interview with Opportunist Magazine (see Appendix B hereto). An article relating to the Opportunist Magazine was published on November 6, 2013.

2.	The communication must contain factual business information only. The Article contained only factual information about the Company and the Company’s business.

3.	The communication must not contain information about the registered offering. The Article does not contain any information regarding the registered offering.

4.	The communication must not be released or disseminated as part of the offering activities in the registered offering. Mr. Mathieson did not contact the author of the Article regarding its publication. Rather, the author of the Article informed Mr. Mathieson that he would be publishing an article regarding the Company. Mr. Mathieson reviewed the Article prior to its publication and posted it to the Company’s website in the ordinary course of business.

5.	The issuer has previously released or disseminated information of the type described in this section in the ordinary course of its business. Satisfied in accordance with discussion provided above.

6.	The timing, manner and form in which the information is released or disseminated is consistent in material respects with similar past releases or disseminations. Satisfied in accordance with discussion provided above.

7.	The information is released or disseminated for intended use by persons, such as customers and suppliers, other than in their capacities as investors or potential investors in the issuer’s securities, by the issuer’s employees or agents who historically have provided such information. The Article was not released by the Company, and Mr. Mathieson did not provide an interview for the Article. However, if the Article is deemed to have been released on behalf of the Company, all information contained in the Article is intended for use by customers, other than in their capacities as investors or potential investors. The information contained in the Article is materially consistent with information provided by the Company in prior press releases and in the Opportunist Magazine interview (see Appendix B hereto).

8.	The issuer is not an investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of the Investment Company Act of 1940. The Company is neither an investment company nor a business development company.

Even if the Article is deemed to have been released or disseminated by or on behalf of the Company, the safe harbor provided by Rule 169 covers the Article.

Prospectus Summary, page 4

Comment 2: Please revise the preamble of this section to state that the summary highlights material information, rather than “highlights certain significant aspects of our business and this offering, but it is not complete.”

Response: The Company has revised the preamble to the prospectus summary to state that the summary highlights material information. Specifically, “Prospectus Summary” on page 4 of Amendment No. 1 has been revised to read, in pertinent part, as follows (additions are denoted by underlining and deletions by strikethrough):

This summary highlights material information concerning ~~certain significant aspects of~~ our business and this offering. This summary, ~~but it~~ is not complete and does not contain all of the information that you should consider before making your investment decision. You should carefully read the entire prospectus and the information incorporated by reference into this prospectus, including the information presented under the section entitled “Risk Factors” and the financial data and related notes, before making an investment decision.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

February 13, 2015

Comment 3: In addition, we note the last sentence of the preamble states that “certain historical information” has been adjusted to give effect to the 1:6 stock split that occurred in February of 2013. Please revise your prospectus to universally give effect to the 1:6 stock split. Where this is not practicable, please prominently disclose that the stock split has not been given effect. Revise the preamble to state that the disclosure gives effect to the stock split.

Response: The Company has revised the preamble to the prospectus summary to state that historical information has been adjusted to give effect to the 1-for-6 reverse stock split that occurred in February 2013. Specifically, “Prospectus Summary” on page 4 of Amendment No. 1 has been revised to read, in pertinent part, as follows (additions are denoted by underlining and deletions by strikethrough):

All ~~Certain~~ historical information in this prospectus has been adjusted to reflect the 1-for-6 reverse stock split of our common stock that was effective February 22, 2013.

Our Company, page 4

Comment 4: We note your previous operating company names Interact Technologies, Inc., Fairhaven Technologies, Inc., and most recently as Ideal Accents, Inc. Please revise your disclosures here and elsewhere in your filing to disclose the business offerings these entities provided and any other information necessary for a complete understanding.

Response: The Company was organized as a Florida corporation on January 21, 1999 under the name Interact Technologies, Inc. (“Interact”). Interact was formed for the purpose of acquiring certain medical technology. On February 18, 1999, the Company changed its name to Fairhaven Technologies, Inc. (“Fairhaven”). Fairhaven’s business plan continued to involve the acquisition of certain medical technology. By June 1999, Fairhaven abandoned its business plan and had no operations until December 2001. On December 14, 2001, the Company changed its name to Ideal Accents, Inc. Ideal Accents, Inc. was engaged primarily in the business of accessorizing cars and trucks at the new vehicle dealer level. Ideal Accents, Inc. ceased operations in 2005. The Company has revised its disclosures in “Prospectus Summary—Our Company” and “Description of Business—Corporate History” to include this disclosure.

Comment 5: Please tell us and revise your filing to disclose how you determined that the stock exchange agreement with Investment Evolution Global Corporation (“IEGC”) and the ownership interests held by IEG Holdings Limited (“IEG”) resulted in the acquisition of IEGC being treated as a reverse acquisition with IEGC being the accounting acquirer. In your response please provide us with a detailed understanding of this transaction and how it was reflected in your financial statements.

Response: The stock exchange agreement between Investment Evolution Global Corporation (“IEGC”), its parent, IEG Holdings Limited (“IEG”), and the Company resulted in a reverse acquisition with a public shell, with IEGC being the accounting acquirer. The Company issued 90,815 shares of its common stock to the shareholders of IEG (IEG transferred its ownership in IEGC to its shareholders, which is why the shares were issued to the ultimate shareholders of IEG rather than to IEG itself), for each share of IEGC in exchange for 100% ownership interest in IEGC. The Company determined that IEGC was the accounting acquirer because of the following facts and circumstances:

1.	After consummation of the transaction, the ultimate shareholders of IEGC own 99.1% of the outstanding shares of the Company;

2.	The board of directors of the Company immediately after the transaction is comprised exclusively of former directors of IEGC; and

3.	The operations of the Company immediately after the transaction are those of IEGC.

In Amendment No. 1, the Company has revised its disclosure in “Prospectus Summary—Our Company” on page 4 and “Description of Business—Corporate History” on page 18 to read as follows (additions are denoted by underlining and deletions by strikethrough):

On March 13, 2013, we completed the acquisition of IEGC under the terms of the Stock Exchange Agreement and issued to IEG 272,447,137 shares of our common stock after giving effect to the Reverse Stock Split whereby we acquired a 100% interest in IEGC. ~~As a result of the ownership interests of IEG in our company and its former ownership interest in IEGC, for financial statement reporting purposes, our acquisition of IEGC has been treated as a reverse acquisition with the IEGC being the accounting acquirer.~~ The stock exchange agreement between IEGC, IEG and the Company resulted in a reverse acquisition with a public shell, with IEGC being the accounting acquirer. The Company issued 90,815 shares of its common stock to the shareholders of IEG (IEG transferred its ownership in IEGC to its shareholders, which is why the shares were issued to the ultimate shareholders of IEG rather than to IEG itself) for each share of IEGC, in exchange for 100% ownership interest in IEGC. We determined that IEGC was the accounting acquirer because of the following facts and circumstances:

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

February 13, 2015

1.	After consummation of the transaction, the ultimate shareholders of IEGC own 99.1% of the outstanding shares of the Company;

2.	The board of directors of the Company immediately after the transaction is comprised exclusively of former directors of IEGC; and

3.	The operations of the Company immediately after the transaction are those of IEGC.

Comment 6: As a related matter, we note conflicting disclosure on page F-29 that the company was the accounting acquirer in this reverse acquisition. Please revise your filing accordingly for consistency.

Response: In Amendment No. 1, the Company has revised its disclosure in the last paragraph of Footnote 11 to the consolidated financial statements on page F-15, and in the last paragraph of Footnote 11 to the unaudited consolidated financial statements on page F-29 to read as follows (additions are denoted by underlining and deletions by strikethrough):

On March 13, 2013 IEG Holdings completed the acquisition of IEGC under the terms of the Stock Exchange Agreement and issued to IEG 272,447,137 shares of IEG Holdings common stock after giving effect to the Reverse Stock Split whereby IEG Holdings acquired a 100% interest in the Company. As a result of the ownership interests of IEG in IEG Holdings and its former ownership interest in the Company, for financial statement reporting purposes, the acquisition of the Company by IEG Holdings has been treated as a reverse acquisition with ~~the Company~~ IEGC being the accounting acquirer.

Comment 7: Please include a discussion regarding your former parent (its business and the subsequent share distribution) and your current subsidiaries.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in “Prospectus Summary—Our Company” and “Description of Business—Corporate History” accordingly.

Comment 8: Please describe the Rights Offerings that occurred with pre-merger shareholders that you reference in the section entitled Recent Sales of Unregistered Securities.

Response: The Company acknowledges the Staff’s comment and has included disclosure regarding the private placements by the Company to pre-merger shareholders in Amendment No. 1.

Summary Historical Financial Data, page 6

Comment 9: Please revise your summary historical financial data table to comply with instruction 2 to Item 301 of Regulation S-K. For instance, we note that you have not presented income (loss) per common share for each period presented.

Response: Consistent with instruction 2 to Item 301 of Regulation S-K, the Company has revised the Summary Historical Financial Data table on page 6 of Amendment No. 1 to include net loss per share, basic and diluted for each period presented.

Risk Factors

Comment 10: Please consider adding a risk factor that addresses the risks associated with unsecured and subprime lending more generally.

Response: The Company has added the following risk factor on page 8 of Amendment No. 1:

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

February 13, 2015

Our unsecured loans generally have delinquency and default rates higher than secured loans, which could result in higher loan losses.

We are in the business of originating unsecured personal loans. Unsecured personal loans generally have higher delinquency and default rates than secured loans. Delinquency interrupts the flow of projected interest income from a loan, and default can ultimately lead to a loss. We attempt to manage these risks with risk-based loan pricing and appropriate management policies. However, we cannot assure you that such management policies will prevent delinquencies or defaults and, if such policies and methods are insufficient to control our delinquency and default risks and do not result in appropriate loan pricing, our business, financial condition, liquidity and results of operations could be harmed.

Comment 11: We note your disclosure on page 4 that as an “emerging growth company” you have elected to take advantage of the benefits of an extended transition period provided by Section 7(a)(2)(B) of the Securities Act. Please revise your filing to provide a risk factor stating the following:

●	This election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies; and

●	As a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: The Company has included the following risk factor on page 11 of Amendment No. 1:

As an “emerging growth company” under the JOBS Act, we are permitted to rely on exemptions from certain disclosure requirements.

We qualify as an “emerging growth company” under the JOBS Act. As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	Have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;

●	Comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the consolidated financial statements (i.e., an auditor discussion and analysis);

●	Submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay” and “say-on-frequency”; and

●	Disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 102 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our consolidated financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an “emerging growth company” for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Until such time, however, we cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

February 13, 2015

Our limited operating history makes our future prospects and financial performance unpredictable…, page 7

Comment 12: We note your disclosure that you have not made an operating profit since incorporation and that the current scale of your operations is insufficient to achieve profitability. Please revise your disclosure to either add a new risk factor addressing these statements, or revise the heading of the current paragraph to reflect this disclosure.

Response: In Amendment No. 1, the Company has revised this risk factor to read as follows (additions are denoted by underlining and deletions by strikethrough):

Our limited operating history and our failure since inception to achieve an operating profit makes our future prospects and financial performance unpredictable, and the current scale of our operations is insufficient to achieve profitability~~which may impair our ability to manage our business and your ability to assess our prospects~~.

We commenced operations in 2010 and as a result, we have a limited operating history upon which a potential investor can evaluate our prospects and the potential value of an investment in our company. In addition, we have not made an operating profit since our incorporation. We remain subject to the risks inherently associated with new business enterprises in general and, more specifically, the risks of a new financial institution and, in particular, a new Internet-based financial institution. Our prospects are subject to the risks and uncertainties frequently encountered by companies in their early stages of development, including the risk that we will not be able to implement our business strategy. ~~We have not made an operating profit since incorporation and the~~The current scale of our operations is insufficient to achieve profitability. If we are unable to implement our business strategy and grow our business, our business will be materially adversely affected.

We depend on third-party service providers for our core operations including online lending and loan servicing…, page 9

Comment 13: Your disclosure on page 16 refers to your servicing arrangement as licensed software. Please clarify the nature of your servicing arrangements and the risk of termination.

Response: Our primary third-party servicing arrangement is with CyberRidge, LLC, a company that licenses its consumer loan software to us. We use this software for our loan management system. We have a servicing agreement with CyberRidge, LLC which renews automatically unless either party notifies the other, at least 60 days prior to the end of the renewal term. We believe the risk of termination is low as we are a paying customer of CyberRidge, LLC and have maintained a positive working relationship since 2012. In the unlikely event that the agreement were terminated, we believe 60 days’ notice would be sufficient to find a suitable replacement with minimal disruption to our business. The Company has included appropriate disclosure regarding our arrangement with CyberRidge, LLC under “Description of Business—Servicing” in Amendment No. 1.

Our accountants have raised substantial doubt regarding our ability to continue as a going concern, page 10

Comment 14: We note your disclosure that your independent auditor has raised substantial doubt as to your ability to continue as a going concern. Please revise to include this disclosure in the summary.

Response: In Amendment No. 1, the Company has revised its disclosure in “Prospectus Summary—Our Company” on page 4 to read as follows (additions are denoted by underlining):

During the fiscal year ended December 31, 2013, we generated revenue of $62,949, and had a net loss of $4,477,975. During the nine months ended September 30, 2014, we generated revenue of $239,832, and had a net loss of $4,308,962. Our accountants have raised substantial doubt regarding our ability to continue as a going concern. As noted in our consolidated financial statements, we had an accumulated stockholders’ deficit of approximately $9.28 million and recurring losses from operations as of December 31, 2013. We also had a working capital deficit of approximately $0.28 million as of December 31, 2013 and debt with maturities within the fiscal year 2014 in the amount of approximately $0.25 million. See “Risk Factors—Our accountants have raised substantial doubt regarding our ability to continue as a going concern.”

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

February 13, 2015

If the selling stockholders sell a substantial number of shares all at once…, page 11

Comment 15: We note that the shares offered by the selling stockholders constitute a significant number of your outstanding shares of common stock. Please revise your disclosure to state the percentage of your outstanding shares of common stock that is being offered by the selling stockholders.

Response: In Amendment No. 1, the Company has revised its disclosure on page 11 of the section titled, “Risk Factors” to read as follows (additions are denoted by underlining):

If the selling stockholders sell a substantial number of shares all at once or in large blocks, the market price of our shares would most likely decline. The selling stockholders may offer and sell up to 172,965,945 shares of our common stock through this prospectus. This represents approximately 9.2% of our outstanding common stock as of the date of this prospectus. Our common stock is presently quoted on the OTC Markets and any sale of shares at a price below the current market price at which the common stock is trading will cause that market price to decline. Moreover, the offer or sale of a large number of shares at any price may cause the market price to fall. We cannot predict the effect, if any, that future sales of shares of our common stock into the market will have on the market price of our common stock. Sales of substantial amounts of common stock or the perception that such transactions could occur, may materially and adversely affect prevailing markets prices for our common stock.

Description of Business

Business Overview, page 14

Comment 16: We note your disclosure that you planned to begin funding five-year AUD unsecured consumer loans in Australia in late December 2014. Please revise to provide an update as to the funding of these loans.

Response: The Company does not expect to fund these loans and enter into formal contracts until March or April 2015. The disclosure in Amendment No. 1 has been revised accordingly.

Comment 17: In addition, you disclose that “as of the date of this prospectus, [you] have not provided any loans in Australia”; however, this is inconsistent with media reports that you have lent approximately $48 million to over 11,500 borrowers in Australia. In addition, you appear to currently offer such loans on your website: http://www.mramazingloans.com.au. Please reconcile this disclosure and revise this section to include a robust discussion about your current business operations.

Response: The Company has set up a fully operational website in Australia, but has not yet marketed the website or the Company’s business, and does not expect to do so until March or April 2015. The Company’s former parent lent $48 million in Australia and that company is no longer operational or a part of IEG Holdings Corporation. The former parent ceased operations in December 2012.

Comment 18: Please revise your filing to clearly disclose the terms of your unsecured loans. Specifically, you disclose on page 14 that you offer loans ranging from $2,000 to $10,000 and note disclosure on page 15 that these loans range from $5,000 to $10,000. Similarly, on page 15 you disclose that the term of these loans are five years however we also note disclosure on page F-8 that these terms ranged from three to five years. Please revise accordingly for consistency.

Response: From 2010 to 2013, the Company offered loans ranging from $2,000 to $10,000 amortized over a three- to five-year term. Beginning in 2014, the Company changed its loan terms, such that it offers loans ranging from $5,000 to $10,000 amortized over a five-year term.

Market, page 14

Comment 19: Please revise to discuss your market in more detail. Given that you only fund loans in certain states, provide a breakdown of your loan origination amounts in each state where you do business. Include the percentage of your portfolio represented by each. Describe any trends.

Response: The Company is currently licensed and providing loans online to residents of Arizona, Florida, Georgia, Illinois, Missouri, New Jersey, Nevada, Oregon, Pennsylvania, Texas, Utah and Virginia, with plans to continue to expand across the United States by acquiring additional state lending licenses. The following is a breakdown of our loan origination amounts in each licensed state for the Company’s current active loan portfolio as at December 31, 2014:

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

February 13, 2015

State	Origination Volume ($)	Current Principal ($)	Number of Loans
Arizona	528,000	492,506	113
Florida	1,263,000	1,206,138	277
Georgia	530,021	517,179	106
Illinois	621,000	596,336	127
Missouri	143,000	135,960	28
Nevada	887,000	827,859	192
New Jersey	708,000	689,573	133
Oregon	0	0	0
Pennsylvania	0	0	0
Texas	10,000	9,981	1
Utah	0	0	0
Virginia	447,000	435,778	85
	5,137,021	4,911,309	1,062

Note: Oregon, Pennsylvania and Utah are newly licensed states which went live in the first quarter of 2015, and Texas was the most recently licensed state before that which went live in December 2014.

The Company also has plans to expand internationally, with Australia and Canada being the next markets in which the Company expects to offer its loan products. The Company’s disclosure in “Description of Business—Market” has been revised to reflect the above.

Business Strategy, page 14

Comment 20: Please explain how your state-licensed business model gives you an advantage over your competitors and allows you to take advantage of continued regulatory pressure and legislative change.

Response: In Amendment No. 1, the Company has revised the first bullet under “Description of Business—Business Strategy” to read as follows (additions are denoted by underlining and deletions by strikethrough):

State-Licensed Model: Our state-licensed business model is a key element of our business strategy. We are currently licensed in Arizona, Florida, Georgia, Illinois, Missouri, New Jersey, Nevada, Oregon, Pennsylvania, Texas, Utah and Virginia and plan to continue expanding across the United States by acquiring additional state lending licenses. ~~We believe that our state-licensed business model is a major competitive advantage which distinguishes us from most competitors in the consumer lending industry such as payday lenders, fringe online lenders and tribal lenders. With increased regulatory scrutiny of the consumer finance industry from certain state regulators as well as the Consumer Financial Protection Bureau, we are well positioned to take advantage of continued regulatory pressure and legislative change in the our industry,~~

Comment 21: On page 15, you disclose that “growth in lending is attributable to launching online lending and joint venturing with a number of new marketing partners.” Please provide more detail regarding these ventures and partners. If formal agreements exist with such partners, please file these as exhibits or tell us how you determined they are not material.

Response: The Company has entered into very basic agreements with these marketing partners. The Company has considered whether these operating agreements are material contracts within the meaning of Item 601 of Regulation S-K, and has determined that they are not and are therefore not required to be filed as exhibits.

Item 601 of Regulation S-K provides in relevant part that a registrant must file “[e]very contract not made in the ordinary course of business which is material to the registrant….” Further, “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance: (A) any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price; (B) any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of the registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent; (C) any contract calling for the acquisition or sale of any property, plant or equipment for consideration exceeding 15 percent of such fixed assets of the registrant on a consolidated basis; or (D) any material lease under which a part of the property described in the registration statement or report is held by the registrant.”

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

February 13, 2015

Our primary business is providing unsecured consumer loans ranging from $2,000 - $10,000 and offering loans online under the consumer brand “Mr. Amazing Loans.” The relevant agreements relate to online lead generating services and direct mail marketing services that ordinarily accompany the lending and online lending business. Each of these agreements has been entered into in the ordinary course of our lending business and is such as ordinarily accompanies this type of business. The Company’s business is not dependent upon any individual agreement. Further, each agreement relates to services that constitute far less than “the major part” of our offered services. As a result, the Company has concluded that none of the agreements constitutes a contract upon which its business is “substantially dependent.”

Furthermore, no director, officer or other affiliate is a party to any of the agreements, and no agreement provides for the acquisition or sale of any property, plant or equipment, or constitutes a material lease under which the Company holds property. Accordingly, the Company respectfully submits that it is not required to file any of the agreements under Item 601 of Regulation S-K.

Products, page 15

Comment 22: We note that your disclosure currently includes an “illustrative profile” of your personal loans. Please revise this section in its entirety to include detailed information regarding your loan portfolio. Please provide specific information regarding loan amounts and interest and annual percentage rates. Since you state that the exact rate and term is dependent on the customer state of residency, please include the averages for each state. In addition, please describe the reason for the differences in rates and terms by state.

Response: In Amendment No. 1, the Company has revised its disclosure in “Description of Business—Products” to read as follows (additions are denoted by underlining and deletions by strikethrough):

We currently provide online consumer loans ranging from $5,000 to~~-~~ $10,000, unsecured over a five- year term~~. Our personal loan products range~~ with rates ranging from 19.9% to 29.9% ~~interest and~~annual percentage rate~~, with exact rate and term depending on customer state of residency~~. Our current loan portfolio also includes loans remaining from our previous product offerings which were $2,000 to~~-~~ $10,000 loans unsecured over a three- to five- year term.

Our personal loan products are fully amortizing, fixed rate, unsecured installment loans and all loans are offered at prevailing statutory rates, with our standard loan product being a 29.9% interest rate and annual percentage rate, fully amortizing, five year unsecured personal loan. The variations from this standard loan product in certain states is due to individual state requirements and comply with our state lending licenses, for example Florida requires a blended rate which caps the maximum rate on a $10,000 loan at 21% and Texas requires a different blended rate which caps the maximum rate on a $10,000 loan at 26.01%.

The following is a breakdown of loan terms and interest rates for each currently licensed state:

State	APR $5,000 loan	APR $10,000 loan
Arizona	24.90%	24.90%
Florida	23.90%	19.90%
Georgia	29.90%	29.90%
Illinois	29.90%	29.90%
Missouri	29.90%	29.90%
Nevada	29.90%	29.90%
New Jersey	29.90%	29.90%
Oregon	29.90%	29.90%
Pennsylvania	29.90%	29.90%
Texas	27.90%	25.90%
Utah	29.90%	29.90%
Virginia	29.90%	29.90%

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

February 13, 2015

~~The following is an illustrative profile of our personal loans:~~

~~Loan Product~~	~~-Loans for $5,000 - $10,000 -5 years -$6,000 average loan amount -28% average APR -Fixed rate, fully amortizing -No hidden or additional fees -No prepayment penalties~~
~~Loan Purpose~~	~~Loans available for any purpose. Common uses include: -Debt consolidation -Medical expenses -Home improvements -Auto repairs -Major purchase -Discretionary spending~~
~~Average Borrower Demographic~~	~~-625-720 credit score -$35,000 - $100,000 income -20-65 years old~~

Comment 23: We note your disclosure that your loan volume has grown by more than 2040% in 16 months. Please provide a graph which depicts the loan volume for each month (both in number of loans and origination value).

Response: In Amendment No. 1, the Company revised its disclosure in “Description of Business—Products” to include the following:

The following graphs depict our loan origination values and number of loans by month:

Comment 24: The information in the row entitled “Average Borrower Demographic” reflects ranges of information, rather than actual averages. Please revise to also include averages.

Response: In Amendment No. 1, the Company has revised “Description of Business—Products” to include the following:

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

February 13, 2015

The following table sets forth the minimum, maximum and average credit score, income and age of our current borrowers as of December 31, 2014:

Average Borrower Demographic of Current Loan Portfolio as at December 31, 2014

Demographic	Minimum	Maximum	Average
Credit Score	575	886	653
Income	$24,000	$273,396	$59,834
Age	22	81	44

Loan Underwriting, page 16

Comment 25: Please provide more disclosure about the underwriting process, including what documentation you require and any information you independently verify. We note you refer to bank statements and debt to income ratios.

Response: In Amendment No. 1, the Company has revised its disclosure to read as follows (additions are denoted by underlining and deletions by strikethrough):

Loan Underwriting

Applicants apply online providing income, employment and banking information. The applicant is provided disclosures and privacy statements, and authorizes us to obtain a full credit report from Experian on the applicant and co-applicant and to verify employment prior to submitting the electronic application.

Once the application has been transmitted, a full credit report is obtained and the automated preliminary underwriting is completed based on stated income and expense data obtained from the credit report. The automated preliminary underwriting includes, but is not limited to, credit score, number of credit inquiries, outstanding unpaid collections, length of credit history, length of employment, internet protocol, or “IP,” address to verify location of applicant, and debt to income ratio.

The second step in the underwriting process for those applicants that are conditionally approved based on stated income, credit score, number of credit inquires, outstanding unpaid collections, length of credit history and length of employments, IP address, is to validate the actual income (current pay invoices & prior year W-2) and to obtain 60-90 day read only statements from the applicant’s primary bank. During this process the pay invoices are reviewed for garnishments, hardship loans and other legal liens allowed on wages. Bank statements are transmitted electronically directly to underwriting to ensure the integrity of the information. This process allows the underwriter to review the money management of every applicant and to assess the ability to take on additional expense. It also provides the underwriter with additional debt not found on traditional credit reports such as payday loans, title loans and IRS payments that could affect the ability of the applicant to assume additional debt. If all conditions are met as it relates to money management, maximum debt to income, minimum length of employment, and satisfactory credit history the underwriter recommends final approval and request to draw documents.

The final step in the underwriting process is to present the completed file to the Chief Credit Officer for final approval and order to draw documents. File is reviewed for any exceptions to policy, compliance with the underwriting policies and to ensure the loan system is reflective of what has been presented by the underwriter. Applicant is then approved for a specific loan amount ($5,000 or $10,000) based on income, ability to repay and credit strength. Rate and loan terms are fixed (fixed rate and fixed term can vary based on regulatory state maximums) as we do not utilize risk based variable pricing models eliminating the risk of discrimination and other compliance related issues.

The closing process is completed by contacting the applicant, communicating the lending decision and reviewing loan terms and conditions. Upon acceptance documents are emailed for electronic signature, and returned to the Company for final verifications, document review and funding.

~~All loan applications are fully underwritten by an underwriter and sent for secondary review approval to our Chief Credit Officer before being funded. We run a credit check on every application, and also use a number of other factors in addition to an applicant’s credit score to determine the likelihood that a prospective borrower will pay their debt. In addition, we calculate an applicant’s debt to income ratio and review their bank statements for any adverse banking habits. If an applicant does not meet our loan qualification requirements, we encourage them to reapply with a co-applicant to strengthen their application and chance of being approved for a loan.~~

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

February 13, 2015

Comment 26: You disclose that each loan is sent for secondary review and approval by your Chief Credit Officer. Please describe this review and approval process.

Response: In Amendment No. 1, the Company has revised its disclosure to read as set forth in the Company’s response to Comment 25 (see above).

Comment 27: Revise to include information regarding your underwriting standards, such as whether borrowers are required to have a minimum credit score. Please also describe how you determine the interest and annual percentage rates. Please be specific in your response.

Response: In Amendment No. 1, the Company has revised its disclosure to read as set forth in the Company’s response to Comment 25 (see above).

Servicing, page 16

Comment 28: Revise to include specific information with respect to your default rates, the number of past due loans in your portfolio and the number of loans for which you have begun collection proceedings.

Response: In Amendment No. 1, the Company has revised its disclosure to include the following:

Portfolio Ledger Stratification as at December 31, 2014

	Number	%	Current Unpaid Principal Balance	%
0 - 15 days	985	92.75%	$4,599,568	93.65%
16 - 30 days	13	1.22%	$53,319	1.09%
31 - 60 days	15	1.41%	$57,827	1.18%
61 - 90 days	17	1.60%	$76,198	1.55%
91 - 120 days	15	1.41%	$55,672	1.13%
121 - 184 days	17	1.60%	$68,725	1.40%
Total	1062	100.00%	$4,911,309	100.00%

Past Due Loans

At December 31, 2014, we had 77 loans considered past due at 16+ days past due, representing 7.25% of the number of loans in our active portfolio.

Loans in Collections

At December 31, 2014, we had 49 loans that were eligible for legal collection action (loans become eligible for legal collection action at 60 days past due), representing 4.61% of the number of loans in our active portfolio. Collections are handled in house and are not outsourced.

Default Rates

At December 31, 2014, we had 32 loans in default (default is defined as 90 days past due), representing 3.01% of the number of loans in our active portfolio and 41.56% of past due accounts (16+ days).

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

February 13, 2015

Regulation

Competition, page 17

Comment 29: We note that you list Lending Club and Prosper as competitors. Please tell us whether you have a peer-to-peer lending component to your business.

Response: The Company is a direct lender and so no does not have a peer-to-peer lending component to its business. The reason the Company listed Lending Club and Prosper as competitors is because they are major players in the consumer finance industry and the Company competes with them on certain marketing and distribution channels for personal loan customers.

Market Information, page 18

Comment 30: Please revise your filing to include a table of the range of high and low closing bid quotations for your common stock for each quarterly period in 2014.

Response: In Amendment No. 1, the Company has included a table showing the range of high and low closing bid quotations for its common stock for each quarterly period in 2014. Specifically, the following table is included in “Market Price for Common Equity and Related Stockholder Matters” on page 18 of Amendment No. 1:

Fiscal Year Ended December 31, 2014
	High Bid	Low Bid
Fiscal Quarter Ended:
March 31, 2014	$0.10	$0.10
June 30, 2014	$0.13	$0.10
September 30, 2014	$0.45	$0.10
December 31, 2014	$1.00	$0.19

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 19

Comment 31: Please revise to provide a header that indicates the results of operations discussion is for the period ending September 30, 2014 compared to the period ending September 20, 2013.

Response: The Company has included a heading that reads, “Nine Months Ended September 30, 2014 Compared to Nine Months Ended September 30, 2013” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations” on page 19 of Amendment No. 1.

Provision for Credit Losses, page 20

Comment 32: Please revise to more comprehensively explain the reasons between changes in the credit quality of your loan portfolio and the amount of your provision for loan losses recorded during each period and the amount of the allowance for loan losses at period end. Please be as specific and detailed as needed to provide an investor with a clear understanding of the observed change in the credit quality of your loan portfolio and how this change, as well as any other key drivers, impact each component of the allowance for loan losses (i.e. collectively evaluated and individually evaluated).

Response: The Company believes there has been no significant change in the credit quality of its loan portfolio for the periods presented. The change in provision for credit losses due to specific circumstances is individually evaluated and amounted to approximately 1.7% of the Company’s loan portfolio for the nine months ended September 30, 2014, while the change in credit losses based on trends of other companies in the industry are evaluated collectively and amounted to approximately 12.5% of the Company’s loan portfolio for the same period. The individually evaluated loans were deemed impaired loans and charged off, and therefore not reflected in the allowance for loan losses at period end. The allowance for loan losses at period end is entirely related to loans that are collectively evaluated, and therefore the significant increase in provision for credit losses is attributable to the corresponding increase in the size of the Company’s loan portfolio and not related to credit quality.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

February 13, 2015

Directors and Executive Officers

Committees of Our Board of Directors, page 27

Comment 33: We note your disclosure that your board of directors consists of only one person who is not independent, and that you do not have any committees, including an audit committee. Please revise your disclosure in Risk Factors to disclose this information.

Response: The Company acknowledges the Staff’s comment. However, effective January 28, 2015, the Company’s sole director increased the size of the board of directors to five and appointed four additional directors, three of whom are independent. In addition, the Company’s board of directors formed an audit committee and a compensation committee. Prior to effectiveness of the Company’s registration statement on Form S-1, the Company expects that its board of directors will also form a nominating committee, corporate governance committee and enterprise risk and oversight committee. Disclosure throughout Amendment No. 1 has been updated to reflect these changes.

Executive Compensation

2013 Summary Compensation Table, page 28

Comment 34: Please revise to include Item 402 disclosure for 2014 in a pre-effective amendment to the registration statement. For more information, please refer to C&DI Regulation S-K Question 117.05.

Response: Consistent with Item 402 of Regulation S-K and the Commission’s Compliance & Disclosure Interpretations Regulation S-K Question 117.05, the Company has included Item 402 disclosure for 2014 in Amendment No. 1.

Comment 35: Please tell us how you determined that Mr. Mathieson’s salary is appropriate given your recent reported net losses and the auditor’s doubt as to your ability to continue as a going concern.

Response: Mr. Mathieson has reinvested the majority of his salary in the last two years into capital raisings for the Company and intends to continue to reinvest if cash reserves of the Company are insufficient to meet his salary. Mr. Mathieson is a key part of the business fulfilling the role as both CEO and Chairman, driving marketing and coordinating all significant capital raising efforts for both debt and equity for the business which would be significantly more expensive if it was able to be outsourced to an investment bank. Mr. Mathieson earned significantly more than his salary in his previous funds management business and requires this level of salary to retain his position. In addition, the Company expects the going concern doubts to be removed some time in 2015 with the current cash flow from loans now meeting the majority of expenses. The Company believes the salary is appropriate for the role and compares favorably with the average $10.5 million average CEO salary for large publicly traded companies in the United States.

Certain Relationships and Related Transactions, page 29

Comment 36: Please provide a more detailed description of the distribution of shares to the shareholders of IEG Holdings Limited.

Response: In Amendment No. 1, the Company has included the following disclosure under “Certain Relationships and Related Transactions” (additions are denoted by underlining and deletions by strikethrough):

Effective June 30, 2013, the Company entered into a Rights Sales Agreement, under which the Company acquired the Australian rights to conduct business throughout Australia, from IEG Holdings Limited ACN 131 987 838, its parent (until its shares were distributed to the ultimate shareholders of IEG Holdings Limited ACN 131 987 838). The purchase price for the Rights Sales Agreement was $1,500,000 which was paid as follows:

Paid through advances to (payments to third parties made on behalf of) IEG Holdings Limited ACN 131 987 838	$1,074,937
Offset amounts owed from Company shareholders who are also creditors of IEG Holdings Limited ACN 131 987 838	$425,063

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

February 13, 2015

The amounts owed from Company shareholders who are also creditors of IEG Holdings Limited CAN 131 987 relate to unpaid consulting fees. Such shareholders are Damien Mathieson, a member of our board of directors and a selling stockholder in this offering, and Fenwick Corporation Pty Ltd. (“Fenwick”) and Super Keeper Pty Ltd. (“Super Keeper”). Fenwick and Super Keeper are selling stockholders in this offering.

On January 28, 2013, IEGC entered into the Stock Exchange Agreement among IEGC, its sole shareholder IEG, and our company. Under the terms of the Stock Exchange Agreement, we agreed to acquire a 100% interest in IEGC for 272,447,137 shares of our common stock after giving effect to a 1-for-6 reverse stock split. On February 14, 2013, we filed the Amended Articles with the Secretary of State of Florida which had the effect of:

●	changing our name from Ideal Accents, Inc. to IEG Holdings Corporation,
●	increasing the number of shares of our authorized common stock to 1,000,000,000, $.001 par value
●	creating 50,000,000 shares of “blank-check” preferred stock, and
●	effecting the Reverse Stock Split pursuant to the terms of the Stock Exchange Agreement.

FINRA approved our Amended Articles on March 11, 2013.

On March 13, 2013, we completed the acquisition of IEGC under the terms of the Stock Exchange Agreement and issued to IEG 272,447,137 shares of our common stock after giving effect to the Reverse Stock Split whereby we acquired a 100% interest in IEGC. The stock exchange agreement between IEGC, IEG and the Company resulted in a reverse acquisition with a public shell, with IEGC being the accounting acquirer. The Company issued 90,815 shares of its common stock to the shareholders of IEG (IEG transferred its ownership in IEGC to its shareholders, which is why the shares were issued to the ultimate shareholders of IEG rather than to IEG itself) for each share of IEGC, in exchange for 100% ownership interest in IEGC. See “Description of Business—Corporate History.”

Comment 37: Please provide a general discussion of the nature of the credit arrangements with the shareholders that are described in the last line of this section. Please confirm whether such shareholders constitute some or all of the selling stockholders named in this filing.

Response: The Company acknowledges the Staff’s comment and has included in Amendment No. 1 a general discussion of the nature of the credit arrangements with such shareholders, and has disclosed that all such shareholders are listed as selling stockholders in the registration statement.

Principal and Selling Stockholders, page 29

Comment 38: The second paragraph references footnotes to the table. However, there do not appear to be footnotes for any of the selling stockholders. Please either revise to include the footnotes, or confirm that there are none.

Response: The Company acknowledges the Staff’s comment and hereby confirms that there are no footnotes to the Principal and Selling Stockholders table. The disclosure in the two paragraphs immediately preceding the Principal and Selling Stockholders table has been revised accordingly.

Comment 39: Even if she does not hold any shares, your Chief Operating Officer should be included in the table since she is a named executive officer. Please revise.

Response: The Company has revised the Principal and Selling Stockholders table in Amendment No. 1 to include Carla Cholewinski, its chief operating officer and chief credit officer. See “Principal and Selling Stockholders” beginning on page 29 of Amendment No. 1.

Comment 40: Please explain what the entities are that are included in the brackets after each selling stockholder’s name. Further, it appears that some of the selling stockholders may be parts of groups of stockholders that retain beneficial ownership over the same shares. Please revise to list the shares being offered only once, or confirm that you have already done so. In addition, with respect to each selling stockholder that is not a natural person, please identify the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

February 13, 2015

Response: The Company hereby confirms that it has listed the shares being offered only once in the Principal and Selling Stockholders table.

The Company has presented, in the Principal and Selling Stockholders table, information regarding the selling stockholders as it appears on the Company’s transfer agent’s records, including the information in brackets. The Company has requested beneficial ownership information from each of the selling stockholders, but has not yet received the required information from all selling stockholders. The Company will revise the table as necessary to disclose the required beneficial ownership information, including removing the bracketed information if necessary, in a subsequent amendment to the registration statement.

Notes to Consolidated Financial Statements

General

Comment 41: Please ensure that all disclosure revisions made in your next filing as a result of comments below on your audited financial statement footnotes for the periods ended December 31, 2013 and 2012 are also incorporated in your unaudited financial statement footnotes for the periods ended September 30, 2014 and 2013.

Response: The Company acknowledges the Staff’s comment and has made any necessary conforming changes in the unaudited financial statement footnotes for the periods ended September 30, 2014 and 2013.

Note 1. Summary of Significant Accounting Policies

Loans Receivable and Interest Income, page F-8

Comment 42: Please revise your filing to disclose the following:

●	The policy regarding troubled debt restructuring and loan modifications;

●	The policy for recording payments received on nonaccrual financing receivables. Refer to ASC 310-10-50-6(b); and

●	The policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

Response: The policy regarding troubled debt restructuring and loan modifications is not applicable as the Company has not had any troubled debt restructurings or loan modifications With regard to the policy for recording payments received on nonaccrual financing receivables, in Amendment No. 1, the Company disclosed that payments received on nonaccrual financing loans are first applied to the unpaid accrued interest and then principal. With regard to the policy for determining which loans are individually assessed for impairment, in Amendment No. 1, the Company disclosed that it assesses loans for impairment individually when a loan is 90 days past due.

Allowance for Credit Losses, page F-8

Comment 43: We note your disclosure that the allowance is based on various factors, including specific circumstances of the individual loans, management’s knowledge of the industry, and the experience and trends of other companies in the same industry. Please revise your filing to provide a more robust and detailed discussion of the methodologies you use to estimate the allowance for loan losses. Please separately discuss your methodologies related to loans individually evaluated for impairment under ASC 310-10-35 resulting in allocated specific allowances and those collectively evaluated for impairment under ASC 450-20.

Response: In Amendment No. 1, the Company disclosed that:

●	The allowance for credit losses is primarily based upon models that analyze specific portfolio statistics and also reflect, management’s judgment regarding overall accuracy. We take into account several factors, including the customer’s transaction history, specifically the timeliness of customer payments, and the outstanding balance of the loan.

●	Our portfolio of loans receivable consists of a large number of relatively small, homogenous accounts. The allowance for credit losses is determined using a systematic methodology, based on a combination of historical bad debt of comparable companies and industry index. We apply these percentages to our loan portfolio to arrive at the allowance for credit losses. Impaired loans are considered separately and 100% charged off.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

February 13, 2015

●	The Company assesses loans for impairment individually for impairment when a loan is 90 days past due. The Company defines impaired loans as bankrupt accounts and accounts that are 184 days or more past due. In accordance with the Company’s charge-off policy, once a loan is deemed uncollectible, 100% of the remaining balance is charged-off. Loans can also be charged off when deemed uncollectable due to consumer specific circumstances.

Impaired loans, page F-8

Comment 44: Please revise to disclose your policy for recognizing interest income on impaired loans and how cash receipts are recorded. Refer to ASC 310-10-50-15(b).

Response: In Amendment No. 1, the Company disclosed that it does not accrue interest on impaired loans and any recoveries of impaired loans are recorded to income.

Note 2. Loans Receivable, page F-10

Comment 45: Please revise your filing to comply with the disclosure requirements of ASC 310-10-50. Specifically, please disclose the following:

●	The balance in the allowance for loan losses at each period end disaggregated on the basis of impairment method (i.e. individually or collectively). Refer to ASC 310-10-50-11B(g) and the example disclosure in ASC 310-10-55-7;

●	The recorded investment in impaired loans for which you have a related allowance for loan loss and the recorded investment in impaired loans for which you do not have a related allowance for loan loss. Refer to ASC 310-10-50-15(a)(3) and (4);

●	Troubled debt restructuring disclosures required by ASC 310-10-50-33 and 34;

●	A summary of past due and non-accrual loans in tabular format as required by 310-10-55-9; and

●	The recorded investment in loans by credit quality indicator along with a description of the credit quality indicators as required by ASC 310-10-50-29.

Response: In Amendment No. 1, the Company included the following disclosures:

●	The balance in the allowance for loan losses at each period end disaggregated on the basis of impairment method,

●	A summary of past due and non-accrual loans in tabular format; and

●	The recorded investment in loans by credit quality indicator along with a description of the credit quality indicators.

All impaired loans have been charged off. Therefore, investment in impaired loans is $0, and there is no allowance. Accordingly, the Company has not included any disclosure regarding a recorded investment in impaired loans for which the Company has a related allowance for loan loss and the recorded investment in impaired loans for which the Company does not have a related allowance for loan loss.

Because the Company has not had any troubled debt restructurings or loan modifications, ASC 310-10-50-33 and 34 are not applicable.

Note 7. Income Taxes, page F-12

Comment 46: Please revise your filing to provide all of the disclosures required by ASC 740-10-50.

Response: The Company has revised Note 7 in Amendment No. 1 to provide all disclosures required by ASC 740-10-50.

Note 8. Related Party Transactions, page F-13

Comment 47: We note your disclosure that deferred salary to your CEO was treated as consideration for shares of common stock issued. Please explain why the stock issuances have not been disclosed in the tables in Executive Compensation beginning on page 28.

Response: The Company acknowledges the Staff’s comment and has included disclosure regarding the stock purchases in footnotes to the summary compensation table in Amendment No. 1.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

February 13, 2015

Consolidated Balance Sheets September 30, 2014 and December 31, 2013, page F-16

Comment 48: Please revise to label your consolidated balance sheet as of September 30, 2014 as “unaudited” instead of the period ended December 31, 2013.

Response: In Amendment No. 1, the Company has revised the consolidated balance sheets appearing on page F-16 of Amendment No. 1 such that the September 30, 2014 column is labeled as “unaudited,” and the December 31, 2013 column is not.

Recent Sales of Unregistered Securities, page II-2

Comment 49: Please provide more information with regard to the “entitlement offerings” you reference in this section.

Response: The disclosure in Part II, Item 15, “Recent Sales of Unregistered Securities” has been revised in Amendment No. 1 to remove any references to entitlement offerings. The November 19, 2014 and November 27, 2014 common stock issuances were private placements that involved the offer of Company common stock to existing stockholders of the Company.

Exhibits

Comment 50: Please file all exhibits with your next amendment, including any material agreements such as the Rights Sales Agreement you reference on page 29 and the other Rights Agreements you reference in the section entitled Recent Sales of Unregistered Securities or tell us why these agreements should not be filed.

Response: The Company has filed the rights sales agreement as Exhibit 10.6 to Amendment No. 1.

In Amendment No. 1, the Company has revised its disclosure under “Recent Sales of Unregistered Securities” to remove references to “rights offerings” and to clarify that the sales of securities to stockholders disclosed in this section involved private placements in which shares of common stock were offered and sold to existing Company stockholders who were either accredited investors or “U.S. Persons,” as such term is defined in the Securities Act. The Company has considered whether these operating agreements are material contracts within the meaning of Item 601 of Regulation S-K, and has determined that they are not and are therefore not required to be filed as exhibits.

As discussed in response to Comment 21 above, Item 601 of Regulation S-K provides in relevant part that a registrant must file “[e]very contract not made in the ordinary course of business which is material to the registrant….” At this stage of the Company’s business, raising capital is in the ordinary course of business. In addition, the Company’s business is not substantially dependent upon any individual agreement, and no agreement provides for the acquisition or sale of any property, plant or equipment, or constitutes a material lease under which the Company holds property. Accordingly, the Company respectfully submits that it is not required to file any of the agreements under Item 601 of Regulation S-K.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

February 13, 2015

If the Staff has any further comments regarding the Company’s registration statement on Form S-1 or any amendments thereto, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

330 CLEMATIS STREET, #217 ● WEST PALM BEACH, FLORIDA ● 33401 ● PHONE: 561-514-0936 ● FAX 561-514-0832

APPENDIX A

Examiner Article dated December 11, 2014

Paul Mathieson’s ‘Mr. Amazing Loans’ business: ‘It’s not rocket science’

December 11, 2014

Paul Mathieson, CEO and founder of IEG Holdings Corporation, established “Mr. Amazing Loans,” a brand name to describe the unsecured consumer loans the company has to offer. After lending approximately $48 million to over 11,500 borrowers in Australia, Mathieson moved to the U.S. market to further the company’s success in 2008. The online lending program has increased more than 2,400 percent since mid 2013. Such an achievement begs the question: How has Mathieson’s Mr. Amazing Loans business been so successful?

Mathieson keeps it simple: “The business of Mr. Amazing Loans is not rocket science, the growth is driven by consistent management execution utilizing our leading online loan platform combined with cost effective customer lead acquisition, thorough and highly efficient underwriting, and the ability to access appropriate debt and equity funding.”

The Mr. Amazing Loans business charges 19.9% to 29.9% annually, which is incomparably cheaper than the 300%+ that the payday lending market has charged for many years. The Consumer Financial Protection Bureau is actively assessing the need for further regulations on the payday lending market. “The Mr. Amazing Loans business is fully compliant with the regulators and positioned to capitalize on the regulatory pressure on the payday lenders,” says Mathieson. The payday lending market requires that the consumer pay back however much is borrowed within two weeks at a highly excessive rate. However, as Mathieson says, “if you haven’t got the [money] one week, how are you going to find it the next?” The Mr. Amazing Loans business’ $5,000 loan costs the consumer $37.04 a week for five years. “It’s the convenience of what we are doing at a fair rate and it works for everyone,” says Mathieson. Furthermore, the consumer’s “payment is so low that it makes very little difference to their weekly budget.” That’s how Mr. Amazing Loans’ sells–based on the premise of cost effective customer lead acquisition. “These other businesses are based on short-term high returns whereas we set up a model where we are helping the consumer and doing what the government intends,” says Mathieson.

IEG Holding’s significant growth can also be contributed to their extensive underwriting practices. After an applicant passes through all of Mr. Amazing Loans’ automated minimum criteria, the company reduces risk further by meticulously reviewing their applicants’ bank statements and performing reference checks. These thorough underwriting practices enable Mr. Amazing Loans to maintain low loss rates while growing rapidly.

“Our aim is to continue approving and funding loans at higher levels to meet our short term growth goal of lending over $3 million per month. Our medium term loan volume growth goals are much higher and if you combine our ongoing aggressive state license expansion, multiple new lead sources, increased $10 million senior debt facility, and recently announced $100 million debt facility term sheet, it represents a very exciting growth story to investors,” says Mathieson.

APPENDIX B

List of Quotes from December 11, 2014 Examiner Article, with Original Sources Cited

Quote #1: Mathieson keeps it simple: “The business of Mr. Amazing Loans is not rocket science, the growth is driven by consistent management execution utilizing our leading online loan platform combined with cost effective customer lead acquisition, thorough and highly efficient underwriting, and the ability to access appropriate debt and equity funding.”

Original Source: IEG Holdings Corporation’s press release dated July 1, 2014

Quote #2: “The Mr. Amazing Loans business is fully compliant with the regulators and positioned to capitalize on the regulatory pressure on the payday lenders,” says Mathieson.

Original Source: MicroCap Review article dated September 23, 2014

Quote #3: However, as Mathieson says, “if you haven’t got the [money] one week, how are you going to find it the next?”

Original Sources: Opportunist Magazine article dated November 6, 2013; MicroCap Review article dated September 23, 2014

Quote #4: “It’s the convenience of what we are doing at a fair rate and it works for everyone,” says Mathieson.

Original Sources: Opportunist Magazine article dated November 6, 2013; MicroCap Review article dated September 23, 2014

Quote #5: Furthermore, the consumer’s “payment is so low that it makes very little difference to their weekly budget.”

Original Sources: Opportunist Magazine article dated November 6, 2013; MicroCap Review article dated September 23, 2014

Quote #6: “These other businesses are based on short-term high returns whereas we set up a model where we are helping the consumer and doing what the government intends,” says Mathieson.

Original Sources: Opportunist Magazine article dated November 6, 2013; MicroCap Review article dated September 23, 2014

Quote #7: “Our aim is to continue approving and funding loans at higher levels to meet our short term growth goal of lending over $3 million per month. Our medium term loan volume growth goals are much higher and if you combine our ongoing aggressive state license expansion, multiple new lead sources, increased $10 million senior debt facility, and recently announced $100 million debt facility term sheet, it represents a very exciting growth story to investors,” says Mathieson.

Original Sources: IEG Holdings Corporation’s press release dated April 14, 2014

IEG Holdings Corporation’s press release dated April 14, 2014 (relevant portions underlined and bolded):

Paul Mathieson, IEG Holdings Corporation Chairman, Announces Mr. Amazing Loans’ Monthly Loan Volumes Skyrocket up 1768%

IEGH’s Monthly Loan Volumes Increase 1768% in June 2014 Compared to January 2014 With Plans for Further Accelerated State Expansion in the Next 6 Months

LAS VEGAS, NV -- (Marketwired) -- 07/01/14 -- IEG Holdings Corp. (PINKSHEETS: IEGH), announced June loan volumes grew by 1768% to $747,001 compared to January’s $40,000 and nearly doubled May’s $410,001 monthly volume. Since launching online lending in July 2013, cumulative loan volume has increased by 773% from $237,000 to $2,068,002. The rapid loan volume growth is being driven by leading online lending website www.mramazingloans.com, new joint venture arrangements with low acquisition cost lead sources and aggressive state license expansion.

“Mr. Amazing Loans continues to exceed all expectations with exceptional growth again in June after record loan volumes in May and April. The addition of our 4 new states paid dividends in June as we successfully integrated them to our existing strong lead distribution network with immediate positive results. July will be a month of consolidation to focus on applying for multiple new state licenses ready to lend aggressively during the traditionally strongest consumer loan demand period between August and December. Our aim is to maximize the number of potential customers post new license approvals at the lowest acquisition cost and with the optimum risk diversification. Our medium term monthly loan volume target is $3 million per month driven predominantly by continued state expansion and also by new loan lead sources,” stated Paul Mathieson, Chairman/CEO and Founder of IEG Holdings Corporation.

IEGH recently received approval for lending licenses in the states of Georgia, Virginia, Missouri and New Jersey and began offering loans online to consumers in these states in late May 2014. The new licenses increased the previous 4 state coverage (Nevada, Illinois, Arizona and Florida) to 8 states and increased the population coverage by 81% from approximately 42 million people to approximately 76 million people. IEGH has submitted lending license applications for Texas (26.5 million population) and California (38.3 million population). The Company also plans to apply for an additional 23 state licenses over the next 6 months including other large population states of New York, Pennsylvania and Ohio. IEGH’s target is to increase US population coverage by a further 274% from the current 8 states and 76 million people to 33 states and 284 million people encompassing approximately 90% of the US market in the next 6 months. Upon these additional license approvals, IEGH anticipate a corresponding increase in monthly loan volumes via its existing distribution network.

“The business of Mr. Amazing Loans is not rocket science, the growth is driven by consistent management execution utilizing our leading online loan platform combined with cost effective customer lead acquisition, thorough and highly efficient underwriting and the ability to access appropriate debt and equity funding.”

Make sure you are first to receive timely information on IEG Holdings when it hits the newswire by signing up for IEG Holdings’ email news alert system at http://www.investmentevolution.com/alerts.

About IEG Holdings Corp.

IEG Holdings Corporation (PINKSHEETS: IEGH) provides unsecured consumer loans under the brand name “Mr. Amazing Loans” via its website www.mramazingloans.com. After lending approximately $48 million to over 11,500 borrowers in Australia, the Company Founder and Chairman/CEO Paul Mathieson moved to the U.S. market in 2008 to replicate the successful business model. IEGH now operates online in the USA covering the 8 U.S. states of Nevada, Arizona, Illinois, Florida, Georgia, Missouri, Virginia and New Jersey. IEGH is rapidly expanding and plans to offer loans in 33 states covering 90% of the USA population by late 2014. The Company launched advertising for its online loan origination platform in mid-2013, partnering with top lead generators in the United States. The Company’s loans range in value from $3,000 to $10,000 and have a term of four to five years with a 19.9% to 29.9% APR. Significant growth is expected from the online loan origination business, which has the potential to scale much more rapidly and at a higher net margin than the previous brick-and-mortar business. IEGH intends to up-list to NASDAQ in April 2015. For more information about the Company, visit www.investmentevolution.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included in this press release are forward-looking statements. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Investors should not place any undue reliance on forward-looking statements since they involve known and unknown, uncertainties and other factors which are, in some cases, beyond the Company’s control which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to operations, results of operations, growth strategy and liquidity. The Company assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contact:

Paul Mathieson
IEGH Chairman/CEO and Founder
info@investmentevolution.com
+1-702-227-5626

Source: IEG Holdings Corp.

Released July 1, 2014

MicroCap Review article dated September 23, 2014 (relevant portions underlined and bolded):

IEG Holdings Corp. - dba “Mr. Amazing Loans” - Global Leader in Consumer Finance Led by CEO Paul Mathieson

From PRINT EDITION MicroCap Review Summer/Fall 2014

Tuesday, September 23, 2014

ORIGIN/BACKGROUND:

Paul Mathieson is the Chairman/CEO and Founder of IEG Holdings Corporation with over 19 years’ finance industry experience in lending, funds management, stock market research and investment banking. Paul founded and established a similar business in Australia in 2005 that lent approximately $48 million to over 11,500 customers. Paul permanently relocated to the US in 2008 to replicate the successful business model, utilizing cash flow from the runoff of the Australian loan book to fund US setup. On the back of the success of the Australian Mr. Amazing Loans business, Paul was awarded Ernst & Young’s 2007 Australian Young Entrepreneur of the Year (Eastern Region).

Paul Mathieson is a born entrepreneur, starting his first computer business at age 12 and trading stocks and options at 14. By the time he celebrated his 19th birthday he was an institutional stockbroker and research analyst. “I came from a small country town in Australia but I was always driven to succeed in the global finance world.” he says. “I enrolled in an accelerated Bachelor of Commerce degree program and did three semesters a year, graduating by the time I was 19.” During his 20s Mathieson went to work for Daiwa Securities, the second-largest Japanese brokerage firm, and then took a position as Head of Research for a boutique stock brokerage in Australia before becoming an Investment Banker at ING Barings. “I was heavily involved in researching industrial companies, running IPOs and underwriting committees, and preparing prospectuses. After a short period doing M&A and corporate advisory work for ING, I was approached by a company in the consumer finance space with multiple offices offering personal loans. I spent a month doing due diligence with a view to conducting a potential IPO and that opened my eyes to the industry. Unfortunately, the deal couldn’t proceed because that company lacked the professionalism and the systems to become a fully reporting public company.”

At 25 he started his own significant funds management business. He managed over $130 million of client funds for 5 years and made investors returns via a structured derivatives product he created based on stocks that he researched. A considerable amount of his time was spent building networks of investors and business contacts, and as his 30th birthday approached he was contemplating multiple opportunities. Meanwhile, a university friend working at PricewaterhouseCoopers called and said he was advising a company in the consumer finance space and thought Paul should have a look at it. “I didn’t think much about it until a couple of weeks later when a neighbor also approached me randomly and said he and his friend wanted some advice about a franchise they wanted to buy that was, coincidentally, in the same lending business that my friend was involved with. I guess you could say it was fate or destiny as there were too many coincidences that led to this sector capturing my attention, so I suggested that my neighbor and his friend consider putting $200,000 into a brand-new business instead of buying into a franchise. I believed I could set it up and do better than competitors with superior branding, professional management and a much more cost effective and fairer structure that was affordable to consumers. So, on the first of February 2005, Mr. Amazing Loans was formed.”

MARKET SIZE:

According to Mr. Mathieson, “We estimate our targeted consumer finance market to be approximately $50 billion plus per annum in the US equating to approximately 100 times the size of the Australian market where we previously captured 10% market share. Our product is significantly cheaper at 19.9% to 29.9% per annum than the long established payday lending market that have been charging over 300% for many years. There are a lot of people against the payday loan industry and while the Federal Government doesn’t have authority to stop it, seventeen states have enacted double-digit rate caps which basically restrict their ability to operate. Some companies use loopholes but the government is closing in on those too. The Consumer Financial Protection Bureau is implementing measures that apply pressure on unfair practices, and a number of states are increasing regulation of the industry. New York, for example, just shut down the whole payday loan industry and said if you charge more than 25 percent you’re out of business. They also forgave all outstanding payday loans. The Mr. Amazing Loans business is fully compliant with the regulators and positioned to capitalize on the regulatory pressure on the payday lenders.”

“A payday lending product is designed around a consumer needing $500 and being required to pay it back within two weeks at an exorbitant rate. If you haven’t got the $500 one week how are you going to find it the next? Our $3,000 loan costs the borrower $22.23 a week over a five-year period. They can pay it off early with no extra penalties and no extra fees. And if our customer can’t make payments, we can put them on hold until they get back on track. It’s the convenience of what we are doing at a fair rate and it works for everyone. Their payment is so low that it makes very little difference to their weekly budget. That is our selling proposition. These other businesses are based on short-term high returns whereas we set up a model where we are helping the consumer and doing what the government intends. We have received a lot of support for our model and the consumers appreciate the differences. People come to us trapped in a debt cycle from payday loans and we help them out and offer them a much more sustainable position. My philosophy is to try to continually lower our rates as our cost of funding goes down.”

COMPETITION:

Due to the significant regulatory barriers to entry, there are only a handful of direct competitors to Mr. Amazing Loans. They are OneMain Financial (less than 10% online), SpringLeaf (less than 10% online), Avant Credit (online only but charging significantly higher rates), Lending Club and Prosper (both online only but peer to peer rather than direct lender). The indirect competitors are credit cards, payday lenders with multiple storefronts, online high rate lenders and tribal lender companies operating via tribal exemptions. The competitive advantages over these lenders include significantly lower overhead with a highly lean online model, superior branding, targeted marketing strategy, affordable weekly repayments, a strong management team and regulatory compliance ensuring long term success.

Opportunist Magazine article dated November 6, 2013 (relevant portions underlined):

Paul Mathieson, Executive Chairman and CEO of IEG Holdings Corp., talks with the Opportunist’s Managing Editor Leslie Stone about his company’s innovative approach to unsecured personal loans.

Paul Mathieson is what you might call a born entrepreneur. He started his first computer business at age 12, and by the time he celebrated his 19th birthday he was a full-fledged stockbroker. “I came from a small country town in Australia but I was always interested in the larger business world,” he says, adding that he enrolled in an accelerated Bachelor of Commerce program in Queensland and did three semesters a year, graduating by the time he was 19. During his 20s Mathieson went to work for Daiwa Securities, the second-largest Japanese brokerage firm, and then took a position as head of research for a boutique stock brokerage in Australia. “I was heavily involved in researching industrial companies and running IPOs and underwriting committees and preparing prospectuses, and I did that for a few years before founding IEG Holdings’ Australian operations in 2005.”

Today, IEG Holdings Corp. (OTC Pink Sheet: IEGH) is a leading provider of unsecured loans from $2,000 to $10,000 in the United States and Australia under the consumer brand Mr. Amazing Loans. Headquartered in Las Vegas, the company is currently licensed and providing loans in Nevada, Illinois, Arizona and Florida, and is planning to obtain additional licenses in New York, New Jersey, Texas and California.

Opportunist: You have an extensive background in the financial sector, Paul. What made you decide to enter the personal lending arena?

Paul Mathieson: After a short period doing M&A and corporate advisory work for ING, I was approached by a company in the payday lending space that was involved in higher interest small loans. I spent a month doing due diligence with a view to conducting a potential IPO and that opened my eyes to the industry. Unfortunately, I couldn’t get the deal off the ground because that company lacked the professionalism and the systems to become a fully reporting public company. I had a lot of interest in pursuing it myself, so I spent the next five years successfully running a structured derivatives company based on five stocks that I researched—making investors returns in the multiple hundreds of percent. A considerable amount of my time was spent building networks of investors and financial experts and accountants, and as my 30th birthday approached I was contemplating multiple opportunities. Meanwhile, a friend of mine who was working at PricewaterhouseCoopers called and said he was advising a company in the high interest, short-term loan space and thought I should have a look at it. I didn’t think much about it until a few weeks later when a neighbor approached me randomly and said he and his friend wanted some advice about a franchise they wanted to buy that was, coincidentally, in the same high interest lending business that my friend was involved with. Suddenly, the idea was popping up everywhere! That captured my attention, so I suggested that my neighbor and his friend consider putting $200,000 into a brand-new business instead of buying into a franchise. I believed I could set it up and do better than competitors with better branding and a much more cost effective and fairer structure that was affordable to consumers. So, on the first of February 2005, Mr. Amazing Loans was formed.

Opportunist: Where did you get the name?

Paul Mathieson: It was just something I came up with on the weekend of my 30th birthday. Everything grew very rapidly after that. I prepared a business plan, did my market research and by June of that year I opened my first office in Australia. It was just me and one person as the customer service representative. I was doing all the loans and underwriting—just learning as I went along because I had never loaned a dollar before.

Opportunist: Was it easy to get things off the ground?

Paul Mathieson: At first we would hand out fliers on the street. We were structuring the company as we went along. I was basically doing everything it took, as well as raising money. Everyone I approached with the idea was so happy to back me in a new venture that I probably could have gone into just about anything quite frankly. As 2005 came to a close, we had opened six offices in only six months—and I had lent out $1 million. Thirteen months after I came up with the idea for Mr. Amazing Loans we became listed on the Australian Stock Exchange and the company reached a $50 million market cap. So we essentially went from zero to $50 million in 13 months—with thousands of customers on the books. It was an incredible success.

Opportunist: Were your original benefactors glad they went with you instead of a franchise?

Paul Mathieson: They made $10 million from their initial $200,000 outlay—50 times their initial investment—in 13 months. So, yes, they were very glad.

Opportunist: What happened next?

Paul Mathieson: Our stock continued to do well; we had a $100 million debt facility out of New York, and within two and a half years we grew to 48 offices and 100 staff members across five states in Australia. Then the global financial market imploded and we decided to reverse course and repay the debt facility, consolidate and close branches. Australia suffered some high profile bankruptcies, the second largest home loan company went belly up and suddenly it was very hard to find money. There was no capital available for companies in the finance space anymore. Everyone was interested in bricks and mortar. Unemployment was spiking and bad debts were rising so we figured it was time to batten down the hatches. By early 2008 we had raised enough capital to move to the United States and replicate our business model here. We hoped to gain access to funding and a market 100 times the size. I basically packed my bags and moved here without knowing a soul.

Opportunist: What are the differences, if any, between how the company operates in Australia vs. the United States?

Paul Mathieson: The U.S. is a very competitive market and similar in many ways to Australia, but I found it took a lot more time to get the business off the ground. Businesses were closing at the time we were launching in the U.S., especially banks. I was eventually introduced to a CEO who was a specialist in acquiring banking type licenses. He was associated with a group out of Orange County, Calif., that connected me with the chief operating officer of another company. With his assistance, in 2009 we submitted an application to do loans for Nevada. It was a very slow process that took 14 months to get approved. It was nerve wracking but we wanted to keep the regulators happy—you only have one chance—so we were patient. Finally, on Sept. 1, 2010, we opened our doors in Las Vegas. Then, to get more population coverage, we applied for licenses in Illinois, Arizona and Florida. It took about a month from application to approval in most states, including approval from the Better Business Bureau. At that point we couldn’t operate solely online as licensing required at least one physical branch in each state. It was only after establishing ourselves with a strong track record of regulatory compliance that the Florida, Arizona and Illinois regulators were satisfied enough to grant us special exemptions to operate online out of our centralized Vegas head office.

Opportunist: Payday loans have received some bad press lately. Can you explain the difference between Mr. Amazing Loans and payday loans?

Paul Mathieson: First of all, the payday loan industry in its entirety is huge—at $40 billion-plus per annum. There are a lot of people against the payday loan industry and while the federal government doesn’t have authority to stop it, 17 states have enacted double-digit rate caps that basically restrict their ability to operate. Some companies use loopholes but the government is closing in on those too. The Consumer Financial Protection Bureau is implementing measures that apply pressure on unfair practices, and a number of states are increasing regulation of the industry. New York, for example, just shut down the whole payday loan industry and said if you charge more than 25 percent you’re out of business. They also forgave all outstanding payday loans. How could those companies be allowed to charge consumers over 300 percent for a loan, which is what they were doing? And they were very open about the rates they charged. They are being shut down and lots of funders are running scared. While payday lenders are charging upwards of 300 percent for short-term loans, Mr. Amazing Loans’ interest rates range from 19.9 to 29.97 percent inclusive of all fees, which makes us a highly favorable alternative.

Opportunist: Do you believe any of those companies will restructure and adopt a fairer business practice?

Paul Mathieson: Most payday groups charge more than 300 percent interest and many are under massive pressure right now. After charging 300 percent for 30 years, why would they suddenly want to be the good guy and charge less? That would be extremely hard for them. I haven’t seen anyone move from high interest lending to trying to do what we do.

A payday lending product is designed around a consumer needing $500 and being required to pay it back within two weeks at an exorbitant rate. If you haven’t got the $500 one week how are you going to find it the next? Our $2,000 loan costs the borrower $14.82 a week over a five-year period. For a $3,000 loan, it’s only $22 a week. They can pay it off early with no extra penalties and no extra fees. And if our customer can’t make payments, we can put them on hold until they get back on track. It’s the convenience of what we are doing at a fair rate and it works for everyone. Their payment is so low that it makes very little difference to their weekly budget. Also, we do a convenient direct-debit. That is our selling proposition. These other businesses are based on short-term high returns whereas we set up a model where we are helping the consumer and doing what the government intends, so I think we will continue to do well.

Opportunist: Who is your competition?

Paul Mathieson: There are no direct competitors; however, we have many indirect competitors, such as some of the credit card products. Credit cards can be a debt trap for consumers, though, because 70 percent of borrowers tend to pay just the minimum amount due and that can drag it on for 10 years or more. The product demand for small loans in a quick period of time has been there for 100 years, but very few banks participate today. Wells Fargo offered a similar product in the 1980s, but they prefer to focus on the bigger ticket items.

The barrier to entry in this business is enormous. It’s a minimum three-year process to get established and show the history of what you’re doing. We aren’t creating the market but we are the first with a moving advantage. As we get bigger we can continue to reduce our pricing.

Opportunist: How are you able to maintain such a different business model?

Paul Mathieson: My background enables me to structure things in a way so that banks and hedge funds will provide funding. It’s just too much for a typical small operation and some of the others are so used to charging high rates in such a short time that they aren’t interested in a different model. We have received a lot of support for our model and the consumers appreciate the differences. People come to us trapped in a debt cycle from payday loans and we help them out and offer them a much more sustainable position.

My philosophy is to try to continually lower our rates as my cost of funding goes down. Over time I have lowered our fees whenever possible. If we can get inexpensive enough, large wholesale funding directly through the bond market or banks, I would like to offer lower rates. Our cost of funding is currently at the level that we need to charge in order to make the business work. We would like to be the McDonalds of small loans across the world.

Opportunist: We understand you recently took the company public. What are your hopes for the stock?

Paul Mathieson: Yes, we began trading in October. We would like to one day be listed on the NASDAQ or the NYSE.

Opportunist: Where do you anticipate IEG Holdings will be five years down the road?

Paul Mathieson: My vision is to be licensed and lending in most states of the U.S. and also successfully operating online under the Mr. Amazing Loans brand in Australia, Philippines, Canada, New Zealand and U.K. We aim to have a $1 billion-plus global loan book continuing to provide a great product for our customers and fantastic returns for our investors.

Leslie Stone is an award-winning writer/editor with more than two decades of experience covering business, finance and lifestyle issues for newspapers, magazines and online publications. Originally from Virginia, she currently resides in the Orlando area. Follow her on twitter at @les7989.

IEG Holdings Corp. - http://www.investmentevolution.com/

Mr. Amazing Loans - http://www.mramazingloans.com/

IEG Holdings Corporation’s press release dated April 14, 2014 (relevant portions underlined):

IEG Holdings Corporation dba Mr. Amazing Loans Announces Record Loan Volumes and Approval of 3 New State Licenses

IEGH Sets a New Daily Loan Record and Receives Approval to Expand Into 3 New US States Adding 58% More Population Coverage

LAS VEGAS, NV -- (Marketwired) -- 04/14/14 -- IEG Holdings Corp. (PINKSHEETS: IEGH) announced continued strong growth in loan volumes with record daily loan approvals on Friday of $28,000 for the day. “I am extremely happy with our rapid loan volume growth as a result of our vastly improved online lending website www.mramazingloans.com, new joint venture arrangements with leading online personal loan lead sources and a further streamlining of our internal systems,” stated Paul Mathieson, Chairman/CEO and Founder of IEG Holdings Corporation. “Our aim is to continue approving and funding loans at these higher levels to meet our short term growth goal of lending over $1 million per month. Our medium term loan volume growth goals are much higher and if you combine our ongoing aggressive state license expansion, multiple new lead sources, increased $10 million senior debt facility and recently announced $5 million equity line it represents a very exciting growth story to investors.” Since launching online lending in July 2013, IEGH has increased cumulative loan volume by 343% from $237,000 to $812,000.

IEGH also announces that it has just successfully received approval for lending licenses in the states of Georgia, Virginia and Missouri and plans to begin offering loans online to consumers in these states at the end of April. The new licenses increase the current 4 state coverage (Nevada, Illinois, Arizona and Florida) to 7 states and increases the population coverage by 58% from approximately 42 million people to approximately 67 million people. IEGH has also submitted applications for New Jersey and Texas, with plans to lodge its California license application shortly and apply for an additional 23 state licenses over the next 6 months including other large population states of New York, Pennsylvania and Ohio. IEGH’s target is to increase US population coverage by a further 324% from the current 7 states and 67 million people to 33 states and 284 million people encompassing approximately 90% of the US market in the next 6 months. Upon these additional license approvals, IEGH anticipate a corresponding 500% plus increase in monthly loan volumes via its existing online distribution network.

Make sure you are first to receive timely information on IEG Holdings when it hits the newswire by signing up for IEG Holdings’ email news alert system at http://www.investmentevolution.com/alerts.

About IEG Holdings Corp.

IEG Holdings Corporation (PINKSHEETS: IEGH) provides unsecured consumer loans under the brand name “Mr. Amazing Loans” via its website www.mramazingloans.com. After lending approximately $48 million to over 11,500 borrowers in Australia, the Company Founder and CEO Paul Mathieson moved to the U.S. market in 2008 to replicate the successful business model. IEGH now operates online in the USA covering all of Nevada, Arizona, Illinois and Florida. IEGH is rapidly expanding and plans to offer loans in 33 states covering 90% of the USA population by late 2014. The Company launched advertising for its online loan origination platform in mid-2013, partnering with top lead generators in the United States. The Company’s loans range in value from $2,000 to $10,000 and have a term of three to five years with a 19.9% to 29.9% APR. Significant growth is expected from the online loan origination business, which has the potential to scale much more rapidly and at a higher net margin than the previous brick-and-mortar business. For more information about the Company, visit www.investmentevolution.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included in this press release are forward-looking statements. These statements relate to future events or to the Company’s future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Investors should not place any undue reliance on forward-looking statements since they involve known and unknown, uncertainties and other factors which are, in some cases, beyond the Company’s control which could, and likely will, materially affect actual results, levels of activity, performance or achievements. Any forward-looking statement reflects the Company’s current views with respect to future events and is subject to these and other risks, uncertainties and assumptions relating to operations, results of operations, growth strategy and liquidity. The Company assumes no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Contact:

Paul Mathieson

Chairman/CEO

info@investmentevolution.com

702-227-5626

Source: IEG Holdings Corp.

Released April 14, 2014